
August 4, 2008

Jeffrey Sears
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.   20549

Dear Mr. Sears:

In response to your review letter dated July 21, 2008, Utilicraft Aerospace Industries, Inc. has filed an amended Form 10-KSB for the year ended December 31, 2007. See copy enclosed.

We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

John Dupont, CEO

Randy Moseley, CFO